Exhibit 99.(I)


                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

                                 Street address:
                       Calle 50 and Aquilino de la Guardia
                   Mailing address: P.O. Box 6-1497 El Dorado
                                   Panama City
                               Republic of Panama

                                                                October 18, 2002

Dear Common Stockholders:

      You are cordially invited to attend a Special Meeting of Stockholders (the "Special Meeting") of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the "Corporation") to be held at the offices of the Corporation located at Calle 50 and Aquilino de la Guardia, Panama City, Republic of Panama, on Monday, November 18, 2002, at 10:00 a.m. (Panamanian time).

      At the Special Meeting, the holders of the shares of all classes of the Corporation's common stock will be asked to vote:

      1. to approve a proposed amendment of the first paragraph of Article 4 of the Articles of Incorporation of the Corporation which would increase the authorized capital of the Corporation from 75,000,000 to 185,000,000 shares for the purpose of permitting the Corporation to raise needed additional equity capital, initially through a rights offering to the Corporation's common stockholders (the "Proposal"); and

      2. on any other matters as may properly come before the Special Meeting or any adjournments thereof.

      The Proposal is more fully described in the attached Proxy Statement.

      A Notice of the Special Meeting, the Proxy Statement and a proxy card for the Special Meeting accompany this letter.

      To ensure that your shares will be represented, we ask that you read the enclosed materials and complete, sign, date and return the enclosed proxy card as soon as possible, even if you expect to attend the Special Meeting in person. Your vote, regardless of the number of shares you own, is important.

      The Board of Directors of the Corporation (the "Board") urges you to indicate your approval by voting FOR the Proposal indicated on the enclosed proxy card and asks that you vote promptly. If you attend the Special Meeting, you may vote in person if you desire, even if you have previously mailed your proxy card.


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      On behalf of the Board, we thank you for your cooperation and continuing support and look forward to seeing you on Monday, November 18, 2002.

                                        Sincerely,

                                        /s/ Ricardo M. Arango
                                        ---------------------

                                        Ricardo M. Arango
                                        Secretary


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